UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13D
 Under the Securities Exchange Act of 1934

Prescient Applied Intelligence, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

740925102
(CUSIP Number)

Park City Group, Inc.
3160 Pinebrook Road
Park City, UT 84098
Phone: (435) 645-2000

With a copy to:
A.O. Headman, Jr.
Cohne, Rappaport & Segal, P.C.
257 E. 200 S., Suite 700
Salt Lake City, UT  84111
Phone: (801) 532-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 740925102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Park City Group, Inc. IRS Identification # 37-1454128
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (see Item 5)
	8	SHARED VOTING POWER 4,263,443 (see Item 5) *
	9	SOLE DISPOSITIVE POWER -0- (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,263,443 (see Item 5) *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,443 (see Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8% (See Item 5) *
14	TYPE OF REPORTING PERSON CO

*Park City Group, Inc. acquired 715.96 Shares of Series E Preferred Stock of the Issuer from shareholders of the Issuer.  Such shares are convertible into 4,263,443 shares of the Issuer’s common stock.  Assuming all shares of the Issuers Series E and Series G preferred stock were converted into shares of the Issuer’s common stock, there would be 53,972,878 shares of the Issuer’s common stock issued and outstanding of which Park City Group would own 4,263,443 or approximately 8%.

SCHEDULE 13D
CUSIP No. 740925102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Randall K. Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (see Item 5)
	8	SHARED VOTING POWER 4,263,443 (see Item 5) *
	9	SOLE DISPOSITIVE POWER -0- (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,263,443 (see Item 5) *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,443 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4,263,443 (See Item 5) *
14	TYPE OF REPORTING PERSON IN

*Park City Group, Inc. acquired 715.96 Shares of Series E Preferred Stock of the Issuer from shareholders of the Issuer.  Such shares are convertible into 4,263,443 shares of the Issuer’s common stock.  Assuming all shares of the Issuers Series E and Series G preferred stock were converted into shares of the Issuer’s common stock, there would be 53,972,878 shares of the Issuer’s common stock issued and outstanding of which Park City Group would own 4,263,443 or approximately 8%.

Explanatory Note

Item 1.      Security and Issuer.

The name of the issuer is Prescient Applied Intelligence, Inc., a Delaware corporation (the "Issuer" or “Prescient”)). The address of the Issuer’s offices is 1247 Ward Avenue, West Chester, PA 19380. This Schedule 13D relates to the Issuer’s common stock, par value $0.001 per share (the "Common Stock").

Item 2.      Identity and Background.

(a)-(c), (f).  This statement is being filed by Park City Group, Inc. (“PCG”), a Nevada corporation and Randall K. Fields, the Chairman and Chief Executive Officer of PCG.  Mr. Fields is also the majority shareholder of PCG.   PCG and Mr. Fields will be jointly referred to as the reporting persons ("Reporting Persons") in this Schedule 13D.

The business address for each Reporting Person is 3160 Pinebrook Road, Park City, UT 84098.  Mr. Fields is a United States citizen.

(d)  During the last five years, none of the Reporting Persons, or any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons, or any person named in Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

The Board of Directors of PCG and the Board of Directors of Prescient believes that it is in the best interest of PCG, Prescient and their respective shareholders, if PCG acquires Prescient.  The proposed acquisition has been structured as a two step transaction whereby (1) PCG has acquired, pursuant to a Purchase Agreement, 715.96 shares of Prescient Series E preferred Stock which are convertible into 4,263,443 shares of Prescient common stock.  The shares of Series E Preferred Stock (the “Purchased Shares”) were acquired by PCG from two stockholders of Prescient at a price of $3,865 per share or a total of $2,767,185 (the “Purchase”) which is to be followed by (2) a merger transaction (the “Merger”) whereby the remaining stockholders of Prescient would receive cash in exchange for their shares of Prescient common stock and preferred stock (“Prescient Capital Stock”).

PCG has entered into the Purchase Agreement in connection with the Purchased Shares and an Agreement and Plan of Merger (“Merger Agreement”) in connection with the proposed Merger.  Each of such agreements are attached as exhibits to a Form 8-K filed by PCG on September 3, 2008.

The sellers of the Purchased Shares also entered into a Lockup and Voting Agreement with PCG.  PCG did not pay the sellers of the Purchased Shares any additional consideration in connection with the execution and delivery of the Lockup and Voting Agreement. A copy of the Lockup and Voting Agreement is attached as an exhibit to PCG’’s Form 8-K dated September 3, 2008.

 References to, and descriptions of,  the Purchase Agreement, the Merger Agreement and the Lockup and Voting Agreement set forth in this statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

The Merger Agreement provides that the price per share to be paid for Prescient common stock in the Merger is $0.055 per share.  The Merger Agreement provides that the price per share to be paid for the remaining Prescient Series E Preferred Stock shares is $4,098 per share.  The Merger Agreement provides that the price per share to be paid for the outstanding Prescient Series G Preferred Stock shares is $1,136.36 per share.

The purchase price for the Purchased Shares was obtained by PCG using operating cash and from loans from its directors including Randall Fields, the Chief Executive Officer of PCG, in an aggregate amount of
$ 2,200,000.00.  Such loans were obtained from the following:
Lender	Loan Amount

Randall K. Fields / Riverview Financial Corp	$1,500,000.00
Robert W. Allen, Director	$ 500,000.00
Bob Hermanns, Director, SVP	$ 200,000.00

Total	$2,200,000.00

Item 4.       Purpose of Transaction.

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

PCG has acquired shares of Prescient’s Common Stock, Series E Preferred Stock from certain stockholders of Prescient pursuant to the terms and conditions of the Purchase Agreement.  As a result of the Purchase, and assuming all Purchased Shares of Prescient Series E Preferred Stock were converted into shares of Prescient common stock, PCG would own a total of 4,263,443 shares of Prescient common stock issued and outstanding or approximately 8% of the shares of common stock then issued and outstanding. The shares of Prescient Series E Preferred Stock acquired in the Purchase was the first step of a two step transaction pursuant to which PCG will acquire Prescient as a wholly-owned subsidiary.  Step two of the planned transaction is the acquisition of the remaining shares of Prescient Capital Stock in a cash out Merger transaction.  PCG anticipates that as a result of the Merger, it will own all of the shares of Prescient Capital Stock issued and outstanding immediately following the Merger and that Prescient will, at the effective time of the Merger, be a wholly-owned subsidiary of PCG.

PCG, PAII Transitory Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly-owned subsidiary of PCG and Prescient entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to, and subject to, the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Prescient, with Prescient remaining as the surviving entity and a wholly owned operating subsidiary of PCG. The Merger is subject to certain conditions and will be effective following Prescient stockholder approval and upon the filing of a Certificate of Merger with the Secretary of the State of Delaware.

The Merger Agreement contains customary representations and warranties, pre-closing covenants, and closing conditions, including approval of the Merger and related transactions.

PCG is required, under the Merger Agreement, to make an initial deposit of $ 2,500,000 into escrow at such time as the Securities and Exchange Commission has no further comment of Prescient’s proxy statement/information statement related to the Merger Transaction.  In the event PCG fails to complete the Merger or breaches any provision of the Agreement, after an opportunity to cure in some cases, after the initial escrow deposit (i) the amount that has been placed into escrow, will be transferred to Prescient and become its property; and (ii) Prescient will be able to purchase from PCG, at a purchase price of $.001 per share, 100% of the Series E Preferred Stock that it owns.

In the event PCG’s failure or breach, as described above, occurs after the balance of the funds necessary to complete step two of the Merger (approximately $2,300,000) have been placed into escrow (i) the amount that has been placed into escrow, will be transferred to Prescient and become its property; and (ii) Prescient will be able to purchase from PCG at a purchase price of $.001 per share, 50% of the Series E Preferred Stock that it owns. Prescient may also terminate the Merger Agreement in the event it withdraws its recommendation that the Merger be approved by its stockholders as a result of an alternative acquisition proposal or otherwise in which event they will be obligated to pay PCG $250,000. The Merger Agreement may also be terminated by mutual consent of PCG and Prescient or in the event that the closing shall not have occurred by March 31, 2009.

As a result of the Merger and in exchange for the cancellation of their shares, the stockholders of Prescient will receive cash for their Common Stock, Series E Preferred Stock, and Series G Preferred Stock as described in Item 3 above. There are currently 33,200,822 shares of Prescient Common Stock issued and outstanding.  Additionally there are (i) 1,657 shares of Prescient Series E Preferred Stock issued and outstanding, including the shares acquired this day by PCG, all of which are convertible into 9,866,147 shares of Prescient Common Stock and (ii) 480 shares of Prescient Series G Preferred Stock issued and outstanding all of which are convertible into 10,905,909 shares of Prescient Common Stock.  Following the effective time of the Merger, PCG will operate Prescient as a wholly-owned subsidiary or will merge Prescient directly into PCG.

Following the effective time of the Merger, the common stock of Prescient will no longer be traded on the OTCBB in the over-the-counter market.  Following the effective time of the Merger, a  Form 15 is expected to be filed with the Securities and Exchange Commission (“SEC”) to seek termination of the registration of Prescient shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the Merger Agreement, Randall K. Fields, the Chief Executive Officer of PCG has been appointed as the Chief Executive Officer of Prescient.

We anticipate that the Merger will be completed prior to the end of calendar 2008.

Item 5.      Interest in Securities of the Issuer.

(a) –(b) As a result of the Stock Purchase, PCG acquired 715.96 shares of Prescient Series E preferred Stock which are convertible into 4,263,443 shares of Prescient common stock.  Mr. Fields, as Chief Executive Officer, director and controlling shareholder of PCG may be deemed to have voting control and investment discretion over securities owned by PCG and may also be deemed to beneficially own the shares of Prescient common stock and preferred stock beneficially owned by PCG.    The foregoing should not be construed in and of itself as an admission by PCG or Mr. Fields as to beneficial ownership of the shares owned by PCG.

(c)  During the past 60 days PCG acquired the shares of Prescient  Series E preferred stock described in (a) above and in Item 4 above.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of common stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference.  Except as disclosed in this Statement or as set forth in or contemplated by the Exchange Agreement and the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third party with respect to the Shares.

Item 7.      Material to Be Filed as Exhibits.

1.           Agreement and Plan of Merger by and among Park City Group, Inc., PAII Transitory Sub, Inc. and Prescient Applied Intelligence, Inc. (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Park City Group, Inc. on September 3, 2008).

2.           Stock Purchase Agreement between Park City Group, Inc. and certain stockholders of Prescient (incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Park City Group, Inc. on September 3, 2008).

3.           Lockup and Voting Agreement between Park City Group, Inc. and certain stockholders of Prescient (incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Park City Group, Inc. on September 3, 2008).

4.           Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (attached hereto).

5.           Promissory Notes issued by PCG in connection with loans obtained to provide a portion of the purchase price of the Series E Shares purchased by PCG as described above in this Schedule 13D (incorporated by reference to Exhibits 4.1 to Form 8-K filed by Park City Group on September 15, 2008).

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: September 15, 2008

PARK CITY GROUP, INC.

By:  /s/ Randall K. Fields
Randall K. Fields, Chief Executive Officer

By:  /s/ Randall K. Fields
Randall K. Fields, Individually

SCHEDULE 1

The names of the directors and the names and titles of the executive officers of Park City Group, Inc. are set forth below.  Each individual is a United States citizen.

Name	Position	Address
Randall K. Fields	CEO/Chairman of the Board	3160 Pinebrook Road Park City, UT 84098
James R. Gillis	Director	3160 Pinebrook Road Park City, UT 84098
Richard S. Krause	Director	3160 Pinebrook Road Park City, UT 84098
Robert W. Allen	Director	3160 Pinebrook Road Park City, UT 84098
Robert Hermanns	Senior Vice President /Director	3160 Pinebrook Road Park City, UT 84098
John R. Merrill	Chief Financial Officer/Treasurer	3160 Pinebrook Road Park City, UT 84098
Edward L. Clissold	Secretary	3160 Pinebrook Road Park City, UT 84098

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 10th day of September, 2008, by and among Park City Group, Inc. and Randall K. Fields.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as for the date first set forth above.

Dated: September 15, 2008

PARK CITY GROUP, INC.

By: /s/ Randall K. Fields
Name: Randall K. Fields
Title: Chief Executive Officer

By: /s/ Randall K. Fields
Name: Randall K. Fields, Individually